March 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller, Senior Attorney

Re:	MagnaChip Semiconductor LLC

Registration of Securities on Form 8-A

File No. 001-34791

Dear Mr. Buchmiller:

MagnaChip Semiconductor LLC, a Delaware limited liability company (the “Registrant”), hereby withdraws the above-referenced Registration of Securities on Form 8-A (File No. 011-34791) filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2010 (the “Original Form 8-A”). The Original Form 8-A has not gone effective. As discussed with you, the Registrant intends to immediately re-file a new substantially identical Registration of Securities on Form 8-A with the Commission as a new Form 8-A filing relating to the same listing in order for it to be filed within the time periods required for purposes of certification by the New York Stock Exchange for approving the listing of securities.

If you have any questions with respect to this matter, please contact Micheal Reagan of Jones Day, the Registrant’s outside corporate counsel, at (650) 687-4167.

Very truly yours, MagnaChip Semiconductor LLC

By:	/s/ John McFarland
John McFarland Senior Vice President, General Counsel and Secretary

cc:	Micheal Reagan, Jones Day

Khoa D. Do, Jones Day

W. Stuart Ogg, Jones Day

Kirk Davenport, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP

George J. Sierant, New York Stock Exchange